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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        GOLDONLINE INTERNATIONAL, INC.
                                NAME OF ISSUER


                         COMMON STOCK $.0001 PAR VALUE
                         TITLE OF CLASS OF SECURITIES



                                  38143P 20 1
                                 CUSIP NUMBER

                                JAMES G. GORDON
                                  111 RHODES
                              CONROE, TX   77301

                                 (936) 756-6888
                  NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                                 APRIL 26, 2000
              ----------------------------------------------------
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


    Check the following box if a fee is being paid with this statement. [ ]
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CUSIP NO. 38143P 20 1

1.    Name of Reporting Persons                                James G. Gordon
      Tax Identification Number                                  ###-##-####

2.    Check the Appropriate Box if a Member                           (a){   }
      of a Group. (See instructions)                                  (b){   }

3.    SEC Use Only

4.    Source of Funds                                                        OO

5.    Check if Disclosure of Legal Proceedings
      is Required pursuant to Items 2(d) or 2 (e)                        {   }

6.    Citizenship or Place of Organization                         United States


                                    (7)   Sole Voting Power           67,500,000
Number of Shares Beneficially       (8)   Shared Voting Power
Owned by Each Reporting Person      (9)   Sole Dispositive Power      67,500,000
With:                               (10)  Shared Dispositive
                                          Power


11.   Aggregate Amount Beneficially Owned                             67,500,000
      By Each Reporting Person

12.   Check if the Aggregate Amount
      in Row 11 Excludes Certain Shares                                  {    }

13.   Percent of Class Represented                                        75.08%
      by Amount in Row 11

14.   Type of Reporting Person                                              IN
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CUSIP NO. 38143P 20 1

ITEM 1.     SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.0001 par value (the "Stock"), of Goldonline International, Inc., a Delaware corporation ("GDOL"). The executive offices of Goldonline International, Inc. are located at 111 Rhodes, Conroe, TX 77301.


ITEM 2.     IDENTITY AND BACKGROUND.

     This statement is filed by James G. Gordon ("Gordon"). The business address of Gordon is 111 Rhodes, Conroe, TX 77301. Gordon is president and CEO of GDOL, and has served in that capacity since June 10, 1999.

     During the last five years, Gordon has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     On June 10, 1999, Gordon acquired 67,500,000 shares (the "Shares") of GDOL's Common Stock pursuant to the terms of that certain Stock Purchase Agreement dated June 10, 1999, between GDOL and Gordon. Pursuant to the Stock Purchase Agreement, Gordon received the Shares in exchange for 90% of the outstanding capital stock of Con-Tex Silver Imports, Inc., a Texas corporation which Gordon had owned.

ITEM 4.     PURPOSES OF TRANSACTION.

     The acquisition of Stock reported herein was made to obtain an equity interest in Goldonline International, Inc. Gorodn intends from time to time, depending upon market conditions, the state of affairs of GDOL and of the business in which it is engaged and other factors, to acquire additional shares of Stock subject to applicable laws, but Gordon may determine to sell all or a portion of the shares of Stock that he now owns or hereafter may acquire. Gordon intends to continue to consider his equity interests in GDOL and reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

     Except as set forth above, Gordon has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.
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CUSIP NO. 38143P 20 1

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.


     (a) At the close of business on April 26, 2000, Gordon beneficially owned 67,500,000 shares of Stock, or approximately 75.08% of the 89,902,408 outstanding shares of Stock of GDOL as reported by GDOL in its Form 8-K filing dated April 26, 2000.

     (b) Gordon has sole voting and dispositive power with respect to 67,500,000 of the shares of Stock disclosed in Item 5(a) above.

     (c) Gordon has not sold any shares of Stock during the past sixty days.

     (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.
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CUSIP NO. 38143P 20 1


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:      November 6,  2000


                                              /S/ JAMES G. GORDON
                                              -------------------
                                                  JAMES G. GORDON